November 4, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block, Esq.

Attorney-Advisor

Re:	Euronav NV

Registration Statement on Form F-1

CIK No. 0001604481

Registration No. 333-198625

Dear Ms. Block:

Reference is made to the draft confidential registration statement on Form F-1 (the “Draft Registration Statement”) of Euronav NV (the “Company”) in connection with the registration of the Company’s ordinary shares under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on April 29, 2014. By letter dated May 23, 2014, (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement. The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was confidentially submitted to the Commission for review on June 16, 2014. By letter dated June 27, 2014, the Staff provided the Company with its comments (the “Second Comment Letter”) to the First Amended Draft Registration Statement. The second amended draft registration statement on Form F-1 (the “Second Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the Second Comment Letter was confidentially submitted to the Commission for review on July 29, 2014. By letter dated August 13, 2014, the Staff provided the Company with its comments (the “Third Comment Letter”) to the Second Amended Draft Registration Statement. The third amended draft registration statement on Form F-1 (the “Third Amended Draft Registration Statement on Form F-1”), which responded to the Staff’s comments contained in the Third Comment Letter, was confidentially submitted to the Commission for review on August 22, 2014. By letter dated September 5, 2014, the Staff provided the Company with its comments (the “Fourth Comment Letter”) to the Third Amended Draft Registration Statement on Form F-1. The Company’s registration statement on Form F-1 (the “Form F-1 Registration Statement”), which responded to the Staff’s comments contained in the Fourth Comment Letter, was publicly filed with the Commission via EDGAR on September 8, 2014. By letter dated September 22, 2014, the Staff provided the Company with its comments (the “Fifth Comment Letter”) to the Form F-1 Registration Statement. The Company’s first amended registration statement on Form F-1 (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Fifth Comment Letter, is today being publicly filed with the Commission via EDGAR.

U.S. Securities and Exchange Commission

November 4, 2014

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Fifth Comment Letter.

Changes to the tonnage tax, page 46

1.	We note this added disclosure in the risk factor section. Please revise to also address this under “Belgian Tax Considerations,” at page 188 or advise.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Belgian Tax Considerations” to include additional information on the Belgian tonnage tax.

Use of Proceeds, page 56

2.	We note your disclosure that you intend to repay certain indebtedness with the net proceeds of this offering. Please revise to disclose the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.

The Company advises the Staff that it has not determined which, if any, of its indebtedness it would repay using the proceeds it receives in the offering, or the amount of any such repayment. The Company has revised its disclosure in the Amended Registration Statement to include this additional information, as follows:

“We intend to use the net proceeds of this offering for general corporate purposes and working capital, which may include the acquisition of additional new or secondhand vessels. We can provide no assurance that we will be able to identify additional vessels to acquire or that we will be able to complete the acquisition of vessels that we are able to identify. In addition, we may use all or a portion of the net proceeds of this offering to repay some of our existing indebtedness. We have not determined which, if any, of our indebtedness we would so repay, or the amount of any repayment.”

3.	We note your disclosure that you intend to use a portion of the net proceeds of this offering for general corporate purposes and working capital, “which may include the accretive acquisition of additional new or secondhand vessels.” Please revise to clarify what you mean by “accretive” acquisitions and add balancing language that there is no guarantee that such acquisitions if they occur will be accretive. Also, if known, please identify any vessels that you are purchasing with the proceeds. Refer to Item 3.C.2 of Form 20-F.

U.S. Securities and Exchange Commission

November 4, 2014

In response to the Staff’s comment, the Company has deleted the word “accretive” from its disclosure under the headings “Prospectus Summary—The Offering—Use of Proceeds” and “Use of Proceeds.” In addition, the Company advises the Staff that, as of the date hereof, it has not identified any vessels to purchase with the proceeds of the offering. The Company has revised its disclosure in the Amended Registration Statement to include this additional information relating to the expected use of proceeds. The Company refers the Staff to its response to comment #2, above, which contains the Company’s revised use of proceeds disclosure.

Certain Relationships and Related Party Transactions, page 130

Registration Rights Agreements, page 130

4.	We note your response to our prior comment 4. Once the terms of the registration rights agreement are finalized, please revise your disclosure on page 130 to disclose its significant terms. MD&A and the notes to your financial statements should also be similarly revised if you plan to enter into this agreement prior to or in connection with the offering.

The Company advises the Staff that it expects to enter into the registration rights agreement at or prior to the closing of the offering. The Company has included a description of the expected significant terms of the registration rights agreement in the sections entitled “Prospectus Summary—Recent and Other Developments,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions,” as well as in Note 18 to the unaudited consolidated interim financial statements included in the Amended Registration Statement.

Exhibit 10.18

5.	Please re-file this exhibit to include the escrow agreement in Appendix 4.

In response to the Staff’s comment, the Company has re-filed exhibit 10.15 (Framework Agreement related to the Maersk Acquisition Vessels) and exhibit 10.18 (Framework Agreement related to the VLCC Acquisition Vessels), in each case, to include the escrow agreement in Appendix 4.

Exhibit 23.6

6.	Please revise this consent to refer to the section in the prospectus entitled “Overview of the Offshore Oil and Gas Industry” as opposed to “Overview of the Oil and Gas Industry” and re-file the exhibit.

U.S. Securities and Exchange Commission

November 4, 2014

In response to the Staff’s comment, the Company has re-filed the revised consent of Energy Maritime Associates as exhibit 23.5.

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If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert Lustrin, Esq. at (212) 574-1420, Keith Billotti, Esq. at (212) 574-1274 or Filana Silberberg, Esq. at (212) 574-1308.

Very truly yours,
SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe